Exhibit 99.2

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US Dollar (“US$”),

except for number of shares and per share data)

	December 31,	June 30,
	2024	2025	2025
	Audited	Unaudited	Unaudited
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	15,302	2,471	345
Restricted cash	31,217	—	—
Amounts due from related parties, net	4,792	—	—
Prepaid expenses and other current assets, net	4,898	5,698	795
Total current assets	56,209	8,169	1,140

Property and equipment, net	21,591	21,286	2,971
Right-of-use assets, net	—	852	119
Long-term investments, net	22,817	21,320	2,976
Total non-current assets	44,408	43,458	6,066
Total assets	100,617	51,627	7,206

LIABILITIES AND DEFICIT
Current liabilities:
Short-term bank loans	26,291	14,291	1,995
Accounts payable	5,971	5,782	807
Amounts due to related parties	41,859	1,064	149
Operating lease liabilities-current	105,504	132,239	18,460
Income taxes payable	8,734	9,005	1,257
Deferred revenue-current	1,117,713	1,189,591	166,061
Accrued expenses and other current liabilities	506,733	475,553	66,385
Total current liabilities	1,812,805	1,827,525	255,114

Operating lease liabilities-non current	91,407	—	—
Total non-current liabilities	91,407	—	—
Total liabilities	1,904,212	1,827,525	255,114
Commitments and contingencies	—	—	—

Deficit:
Class A ordinary shares (US$0.001 par value, 860,000,000 shares authorized, 58,730,507 and 230,036,532 shares issued, 42,505,619 and 213,811,644 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	370	1,600	223
Class B ordinary shares (US$0.001 par value, 40,000,000 shares authorized, 7,206,059 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	74	74	10
Treasury shares (16,224,888 Class A ordinary shares as of December 31, 2024 and June 30, 2025, at cost)	(486,706)	(486,706)	(67,942)
Additional paid-in capital	1,643,672	1,720,954	240,236
Accumulated other comprehensive income/(loss)	54,266	(7,349)	(1,027)
Accumulated deficit	(3,014,534)	(3,003,715)	(419,302)
Total deficit attributable to the shareholders of VisionSys AI Inc.	(1,802,858)	(1,775,142)	(247,802)
Non-controlling interest	(737)	(756)	(106)
Total deficit	(1,803,595)	(1,775,898)	(247,908)
Total liabilities and deficit	100,617	51,627	7,206

The accompanying notes are an integral part of these condensed consolidated financial statements.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the Six Months Ended
	June 30,
	2024	2025	2025
	Unaudited	Unaudited	Unaudited
	RMB	RMB	US$
Net revenues	604,051	93,610	13,067
Cost of revenues	(372,720)	(18,852)	(2,632)
Gross profit	231,331	74,758	10,435
Selling and marketing expenses	(122,422)	(3,996)	(558)
General and administrative expenses	(144,100)	(54,279)	(7,577)
Research and development expenses	(6,923)	—	—
Operating (loss)/income	(42,114)	16,483	2,300
Interest income/(expense), net	244	(4,249)	(593)
Other income, net	337	(1,306)	(182)
Foreign currency exchange (loss)/income, net	(84)	142	20
(Loss)/income before income taxes	(41,617)	11,070	1,545
Income tax expense	(21,544)	(270)	(38)
Net (loss)/income from continuing operations	(63,161)	10,800	1,507
Net loss from discontinued operation, net of tax	(51,673)	—	—
Net (loss)/income	(114,834)	10,800	1,507
Less: Net loss attributable to non-controlling interests	(281)	(19)	(3)
Net (loss)/income attributable to Class A and Class B ordinary shareholders	(114,553)	10,819	1,510
Less: Net loss from continuing operations attributable to non-controlling interests	(281)	(19)	(3)
Net (loss)/income from continuing operations attributable to Class A and Class B ordinary shareholders	(62,880)	10,819	1,510

Weighted average number of ordinary shares used in computing basic (loss)/income per share	50,181,969	107,418,503	107,418,503
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	50,181,969	108,705,638	108,705,638
Basic (loss)/income per ADS attributable to ordinary shareholder from continuing operations	(6.27)	0.50	0.07
Diluted (loss)/income per ADS attributable to ordinary shareholder from continuing operations	(6.27)	0.50	0.07
Basic loss per ADS attributable to ordinary shareholder from discontinued operation	(5.15)	—	—
Diluted loss per ADS attributable to ordinary shareholder from discontinued operation	(5.15)	—	—

Other comprehensive loss
Foreign currency translation adjustment	6,226	(61,615)	(8,601)
Comprehensive loss	(108,608)	(50,815)	(7,094)
Less: Comprehensive loss attributable to non-controlling interests	(281)	(19)	(3)
Comprehensive loss attributable to Class A and Class B ordinary shareholders	(108,327)	(50,796)	(7,091)

The accompanying notes are an integral part of these condensed consolidated financial statements.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(Amounts in thousands of RMB, except for number of shares and per share data)

	Ordinary Shares
	Number of		Number of				Accumulated
	Class A		Class B			Additional	Other		Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit	Interest	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	57,861,327	364	7,206,059	74	(479,346)	1,360,901	48,216	(2,427,992)	(3,567)	(1,501,350)
Net loss	—	—	—	—	—	—	—	(114,553)	(281)	(114,834)
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	749,340	5	—	—	—	136	—	—	—	141
Foreign currency translation adjustment	—	—	—	—	—	—	6,226	—	—	6,226
Share-based compensation	—	—	—	—	—	605	—	—	—	605
Acquisition of noncontrolling interest	—	—	—	—	—	(5,952)	—	—	3,390	(2,562)
Disposal of discontinued operations	—	—	—	—	—	287,244	—	—	—	287,244
Repurchase of ordinary shares	—	—	—	—	(7,298)	—	—	—	—	(7,298)
Balance as of June 30, 2024 (unaudited)	58,610,667	369	7,206,059	74	(486,644)	1,642,934	54,442	(2,542,545)	(458)	(1,331,828)

	Ordinary Shares
	Number of		Number of				Accumulated
	Class A		Class B			Additional	Other		Non-
	Ordinary		Ordinary		Treasury	Paid-in	Comprehensive	Accumulated	controlling	Total
	Shares	Amount	Shares	Amount	Shares	Capital	Income (Loss)	deficit	Interest	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2024	58,730,507	370	7,206,059	74	(486,706)	1,643,672	54,266	(3,014,534)	(737)	(1,803,595)
Net income/(loss)	—	—	—	—	—	—	—	10,819	(19)	10,800
Issuance of Class A ordinary shares upon exercise of share options and vesting of non-vested shares	171,306,025	1,230	—	—	—	77,008	—	—	—	78,238
Foreign currency translation adjustment	—	—	—	—	—	—	(61,615)	—	—	(61,615)
Share-based compensation	—	—	—	—	—	274	—	—	—	274
Balance as of June 30, 2025 (unaudited)	230,036,532	1,600	7,206,059	74	(486,706)	1,720,954	(7,349)	(3,003,715)	(756)	(1,775,898)

The accompanying notes are an integral part of these condensed consolidated financial statements.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands RMB and US$, except for number of shares and per share data)

	For the Six Months Ended
	June 30,
	2024	2025	2025
	Unaudited	Unaudited	Unaudited
	RMB	RMB	US$
Operating activities:
Net cash used in operating activities from continuing operations	(87,272)	(110,084)	(15,367)
Net cash used in operating activities from discontinued operation	(16,514)	—	—
Net cash used in operating activities	(103,786)	(110,084)	(15,367)

Investing activities:
Purchase of property and equipment and intangible assets	(19,381)	(189)	(26)
Proceeds from disposal of property and equipment	1,001	—	—
Loan provided to related parties	(33,383)	—	—
Loan collected from related parties	21,753	—	—
Net cash used in investing activities from continuing operations	(30,010)	(189)	(26)
Net cash used in investing activities from discontinued operation	(1,835)	—	—
Net cash used in investing activities	(31,845)	(189)	(26)

Financing activities:
Proceeds from bank borrowing	11,000	—	—
Issuance of Class A ordinary shares in connection with exercise of share options	141	78,238	10,922
Acquisition of noncontrolling interests	(440)	—	—
Repayment of bank borrowing	—	(12,000)	(1,675)
Repurchase of ordinary shares	(7,298)	—	—
Net cash provided by financing activities from continuing operations	3,403	66,238	9,247
Net cash used in financing activities from discontinued operation	(7,792)	—	—
Net cash (used in)/ provided by financing activities	(4,389)	66,238	9,247

Changes in cash, cash equivalents and restricted cash	(140,020)	(44,035)	(6,146)
Effect of foreign currency exchange rate changes on cash, cash equivalents and restricted cash	180	(13)	(3)
Net change in cash, cash equivalents and restricted cash	(139,840)	(44,048)	(6,149)

Cash, cash equivalents and restricted cash at the beginning of the period	289,852	46,519	6,494

Cash and cash equivalents	115,882	2,471	345
Restricted cash	34,130	—	—
Cash, cash equivalents and restricted cash at the end of the period	150,012	2,471	345
Less: Cash, cash equivalents and restricted cash of discontinued operation	41,768	—	—
Cash, cash equivalents and restricted cash at the end of the period from continuing operations	108,244	2,471	345

Supplemental disclosure of cash flow information from continuing operations:
Income taxes paid	827	527	74
Interest paid	109	—	—
Non-cash investing and financing activities from continuing operations:
Accrual for purchase of equipment	7,424	5,782	807
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	108,456	991	138

The accompanying notes are an integral part of these condensed consolidated financial statements.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS

(a)	Description of business

VisionSys AI Inc. (formerly known as TCTM Kids IT Education Inc.), through its wholly-owned subsidiaries and consolidated variable interest entities, or VIEs (collectively referred to hereinafter as the “Company”), is principally engaged in providing IT-focused supplementary STEM education service (“IT-focused Supplementary STEM Education”) for students aged between three and eighteen. All of the Company’s operations are located in the People’s Republic of China (“PRC”) with nearly all of its customers located in the PRC.

On December 24, 2023, the Company entered into an agreement to divest its entire professional education business, comprising both professional information technology (“IT”) and non-IT training courses (collectively, the “IT Professional Education”) to a buyer consortium led by Tarena Weishang Technology (Hainan) Co., Ltd., for a nominal cash consideration of RMB 1 for each of the two main entities involved. The divestiture, in which a principal shareholder’s sister had an interest, was completed on March 31, 2024, resulting in the deconsolidation of the professional education business from the Company’s financial statements as of that date.

On April 7, 2025, the Company changed its ticker symbol from “TCTM” to “VSA”.

On July 22, 2025, the Company entered into an agreement with First Winner Management Limited (a British Virgin Islands company) to sell 100% equity interests in its wholly-owned subsidiaries, Kids IT Education Inc. (incorporated in the Cayman Islands) and Tarena Hong Kong Limited (incorporated in Hong Kong, China), for US$1. The transaction was approved at the Extraordinary General Meeting of Shareholders on August 25, 2025.

(b)	Organization

VSA is a holding company that was incorporated in the Cayman Islands on October 8, 2003 by Mr. Shaoyun Han (“Mr. Han”), the founder and former chief executive officer of the Company, and five other individuals. VSA is the parent company of a number of wholly-owned subsidiaries that are engaged in the provision of educational products and services, with a specialized focus on brain-computer interface businesses that utilize core algorithms along with related software and hardware systems (AI business). The Company’s education services in certain locations of the PRC were previously conducted through Beijing Tarena Jinqiao Technology Co., Ltd. (“Beijing Tarena”) and Beijing Tongcheng Shidai Jinqiao Technology Co., Ltd. (“Beijing Tongcheng”), and their subsidiaries, in order to comply with laws and regulations of mainland China which restricted foreign investments in companies that were engaged in education products and services. Similarly, the Company’s AI business in Beijing was previously operated through Beijing Wangwen Zhisuan Technology Co., Ltd. (“Beijing Wangwen Zhisuan”), which was established in April 2025, to adhere to the same foreign investment restrictions.

VSA effectively maintains financial control over Beijing Tarena and Beijing Tongcheng and their initial capital funding was provided by Tarena Technologies Inc. (a wholly-owned subsidiary of VSA) (“Tarena Tech”), formerly known as Beijing Tarena Technology Co., Ltd. and Tongcheng Shidai Technology Inc. (a wholly-owned subsidiary of VSA) (“Tongcheng Shidai”), formerly known as Tongcheng Shidai Technology Co., Ltd. through a series of contractual agreements and agreements (“VIE Agreements”). The recognized and unrecognized revenue-producing assets that were held by Beijing Tarena, Beijing Tongcheng and their subsidiaries primarily consists of property and equipment, operating leases for the learning premises, ICP license, www.tmooc.cn website and assembled workforce in those learning centers.

The Company disposed of Tarena Hangzhou and Tarena Technologies and their subsidiaries, including its VIE, Beijing Tarena. Therefore, VSA terminated the Beijing Tarena VIE Agreements in accordance with the Divestiture effective March 31, 2024.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (Continued)

The assets and liabilities of the consolidated VIEs and their subsidiaries that were included in the accompanying condensed consolidated financial statements as of December 31, 2024 and June 30, 2025 are as follows:

	December 31,	June 30,
	2024	2025
	RMB	RMB
Cash and cash equivalents	2,519	—
Amounts due from VSA and its wholly-owned subsidiaries	32,980	—
Prepaid expenses and other current assets	10,042	2,439
Total current assets	45,541	2,439
Total assets	45,541	2,439

Accounts payable	2,202	5,426
Deferred revenue-current	113,399	107,915
Operating lease liabilities-current	2,613	2,531
Income taxes payable	48	48
Amounts due to VSA and its wholly-owned subsidiaries	32,979	(57,230)
Amounts due to related parties	135	—
Accrued expenses and other current liabilities	48,014	(20,063)
Total current liabilities	199,390	38,627

Operating lease liabilities-non current	1,665	—
Total non-current liabilities	1,665	—
Total liabilities	201,055	38,627

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(b)	Organization (Continued)

The financial performance and cash flows of the consolidated VIEs and their subsidiaries that were included in the accompanying condensed consolidated financial statements before elimination of intercompany balances and transactions between the parent company, non-VIE subsidiaries, VIEs and VIEs’ subsidiaries for the six months ended June 30, 2024 and 2025 are as follows:

	For the Six Months Ended
	June 30,
	2024	2025
	RMB	RMB
Net revenues	46,702	5,892
Net (loss)/ income from continuing operations	(12,960)	1,848
Net loss from discontinued operation	(13,171)	—
Net (loss)/ income	(26,131)	1,848
Net cash used in operating activities from continuing operations	(14,326)	(73,515)
Net cash used in operating activities from discontinued operation	(1,782)	—
Net cash used in investing activities from continuing operations	(3,200)	—
Net cash provided by financing activities from continuing operations	18,820	67,663
Net cash used in financing activities from discontinued operation	(82)	—

(c)	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. All amounts in the accompanying unaudited interim condensed consolidated financial statements and notes are expressed in Renminbi (“RMB”). Amounts in United States dollars (“US$”) are presented solely for the convenience of readers and use an exchange rate of US$1.00 = RMB 7.1636, representing the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board as of June 30, 2025. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

1	DESCRIPTION OF BUSINESS, ORGANIZATION, BASIS OF PRESENTATION AND SIGNIFICANT CONCENTRATIONS AND RISKS (CONTINUED)

(d)	Going concern

As of June 30, 2025, the Company has a significant working capital deficit of approximately RMB 1,819,356. The Company’s net operating cash outflow was approximately RMB 110,084 for the six months ended June 30, 2025. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. For the next 12 months from September 30, 2025 the issuance date of these financial statements, the Company will strive to achieve positive cash flow by implementing various measures. It has already undertaken several financing initiatives, including: issuing 25,000,000 Class A ordinary shares at US$0.08 per share on April 1, 2025, which raised US$2,000,000; and on the same day, acquiring core brain-computer interface algorithms and systems (valued at US$10,850,000) from Jeethen International Co., Limited in exchange for 135,625,000 Class A ordinary shares. Subsequently, on July 25, 2025, the Company raised approximately US$2,000,000 for working capital by issuing 787,401.5 Units (each comprising one Class A ordinary share and one warrant) to non-U.S. investors under Regulation S at US$0.254 per Unit. The warrants have an initial exercise price of US$0.6, a five-year term, are eligible for cashless exercise after six months, and include anti-dilution provisions.

There can be no assurance that the Company will be successful in achieving its strategic plans, that the Company’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Company is unable to raise sufficient financing or events or circumstances occur such that the Company does not meet its strategic plans, the Company will be required to reduce certain discretionary spending, or be unable to fund capital expenditures, which would have a material adverse effect on the Company’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the condensed consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of estimates

The preparation of condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include goodwill impairment and long-term investments, the realizability of deferred income tax assets, the accruals for other contingencies, and the recoverability of the carrying amounts of property and equipment and right-of-use assets. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

(b)	Revenue recognition

The Company evaluated and recognized revenue based on the five steps set forth in ASC 606 by:

●	identifying the contract(s) with the customer;

●	identifying the performance obligations in the contract;

●	determining the transaction price;

●	allocating the transaction price to performance obligations in the contract; and

●	recognizing revenue as each performance obligation is satisfied through the transfer of a promised good or service to a customer (i.e., “transfer of control”).

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) at rates ranging between 1% and 13%, and surcharges. VAT to be collected from customers, net of VAT paid for purchases, is recorded as a liability or asset in the condensed consolidated balance sheets until it is paid to the tax authorities.

Tuition revenue

The Company provides IT-focused supplementary STEM education course services to students.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Revenue recognition (Continued)

The contract of tuition service is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition fees are recognized as revenue proportionately as the training courses are delivered, with unearned portion of tuition fees being recorded as deferred revenue.

Refunds are provided to students if they withdraw from classes, and usually only those unearned portions of the fee will be refunded. A refund liability represents the amounts of consideration received but are not expected to be entitled to earn, and thus are not included in the transaction price because these amounts are expected to be eventually refunded to students. The Company determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. Reclassification was made from deferred revenue to refund liabilities, which was recorded under accrued expenses and other current liabilities.

Certification service revenue

The Company provides certification services to students who complete the training course and enroll for the exams. The Company is responsible for the certification service, including organization, proctoring and grading of exams, and providing the certificates to students. All certificates are issued by third parties to the students who pass the exam.

The Company acts as the principal in providing the certificate service to the students and recognizes revenue on gross basis because the Company is able to determine the price, acts as the main obligor in the arrangement, and, is responsible for fulfilling the services ordered by the students. Cash received before the students receive the certificates is recorded as deferred revenue.

Each contract of certification service is accounted for as a single performance obligation which is satisfied at a point in time. The performance obligation is satisfied when the certificates are provided to the students, then the received consideration is recognized as certification service revenue.

Net revenues from continuing operations recognized under ASC Topic 606 for the six months ended June 30, 2024 and 2025 consist of the following:

	For the Six Months Ended
	June 30,
	2024	2025
	RMB	RMB
Tuition fee	602,877	93,413
Certification service fee	109	9
Others	2,975	189
Business taxes and surcharges	(1,910)	(1)
Total net revenues	604,051	93,610

	For the Six Months Ended
	June 30,
	2024	2025
	RMB	RMB
Timing of revenue recognition
Services transferred at a point in time	3,074	198
Services transferred over time	600,977	93,412
Total net revenues	604,051	93,610

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Revenue recognition (Continued)

Contract liability

The Company does not have amounts of contract assets since the Company receives consideration prior to providing the services.

The contract liabilities consist of deferred revenue, which represent the Company has received consideration but has not satisfied the related performance obligations.

The Company’s deferred revenue from continuing operations amounted to RMB1,117,713 and RMB1,189,591 as of December 31, 2024 and June 30, 2025, respectively.

The Company has selected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations in contracts that have an original expected length of one year or less.

(c)	Recently issued accounting standards

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption of this ASU did not have any material impact on the Company’s unaudited condensed consolidated financial statements and disclosure.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this ASU did not have any material impact on the Company’s unaudited condensed consolidated financial statements and disclosure.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Recently issued accounting standards (Continued)

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2025. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. The adoption of this ASU did not have any material impact on the Company’s unaudited condensed consolidated financial statements and disclosure.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements – Amendments to Remove References to the Concept Statements” (“ASU 2024-02”). ASU 2024-02 contains amendments to the FASB Accounting Standards Codification that remove references to various FASB Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior Statements to provide guidance in certain topical areas. ASU 2024-02 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the potential impact of adopting this guidance on Financial Statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this accounting standard update on its unaudited condensed consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements .

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Recently issued accounting standards (Continued)

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s unaudited condensed consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3	DISCONTINUED OPERATION

Divestiture of professional education business

On December 24, 2023, the Company entered into an agreement to divest its professional education business. The divestiture was completed on March 31, 2024, resulting in a loss of control over the business and marking a strategic shift in focus to IT-focused supplementary STEM education services. Having met the criteria to be classified as held-for-sale as of December 31, 2023, the business was accounted for as a discontinued operation. Accordingly, its related financial elements have been presented as such in the condensed consolidated financial statements for all periods presented, and were deconsolidated effective March 31, 2024.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consist of the following:

		December 31,	June 30,
		2024	2025
		RMB	RMB
Prepaid expenses and other current assets:
Prepaid deposits	(a)	13,955	15,543
Prepaid professional fee		13,707	15,226
Inventories		10,475	10,475
Prepaid value-added tax		4,898	3,980
Prepaid advertising expenses		4,815	4,508
Prepaid rental expenses		2,230	1,041
Others		4,525	9,242
Total prepaid expenses and other current assets		54,605	60,015
Less: allowance for credit losses		(49,707)	(54,317)
Prepaid expenses and other current assets, net		4,898	5,698

(a)	It mainly included prepaid rental deposits.

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,	June 30,
	2024	2025
	RMB	RMB
Office buildings	25,679	25,679
Furniture	15,795	—
Office equipment	163,893	—
Leasehold improvements	63,784	—
Total property and equipment	269,151	25,679
Less: accumulated depreciation	(186,646)	(4,393)
Less: Impairment	(60,914)	—
Property and equipment, net	21,591	21,286

Depreciation expense for property and equipment was allocated to the following:

	June 30,	June 30,
	2024	2025
	RMB	RMB
Cost of revenues	12,806	—
Selling and marketing expenses	611	—
General and administrative expenses	3,824	305
Research and development expenses	4	—
Total	17,245	305

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

6	LONG-TERM INVESTMENTS

Long-term investments consist of the following:

		December 31,	June 30,
		2024	2025
		RMB	RMB
Equity investments without readily determinable fair values
A company providing mechanic training	(a)	11,992	1,974
Other equity investments without readily determinable fair values	(b)	15,000	10,628
Impairment of equity investments without readily determinable fair values		(14,390)	—
Total equity investments without readily determinable fair values, net		12,602	12,602
Equity method investments
Companies providing hockey program management		1,589	233
A company providing Internet product solutions	(c)	18,870	8,485
Impairment of equity method investments		(10,244)	—
Total equity method investments, net		10,215	8,718
Total long-term investments		22,817	21,320

(a)	In October 2015, the Company paid RMB12,000 in cash to acquire 2.86% of the total equity interest in an education company, which provides training for senior mechanic in vehicle maintenance and repair. In 2023, the Company sold a portion of those shares. No impairment loss was recognized for the six months ended June 30, 2024 and 2025, respectively.
(b)	During the years ended December 31, 2018 and 2019, the Company acquired minority equity interests in several third-party companies. No impairment loss was recognized for the six months ended June 30, 2024 and 2025, respectively.
(c)	In January 2018, the Company paid RMB14,000 in cash to acquire a 20% equity interest in a company which provides IT consulting services and programming and accounted for the investment using equity method. No impairment loss was recognized for the six months ended June 30, 2024 and 2025, respectively.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

7	SHORT-TERM BANK LOANS

On August 19, 2024, the Company signed a credit agreement with China Merchants Bank with a credit limit of RMB 15,000. As of June 30, 2025, the Company has drawn RMB14,291, which will mature in 12 months from the effective date of the credit agreement. The applicable interest rate for the loan is 3.6% per annum.

Interest expenses of the loans were RMB109 and RMB326 for the six months ended June 30, 2024 and 2025, respectively.

8	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

		December 31,	June 30,
		2024	2025
		RMB	RMB
Recharge card	(a)	237,570	237,217
Refund liability		167,349	—
Accrued payroll and employee benefits	(b)	48,343	43,727
Payable for advertisement		19,094	19,372
Professional service fee		11,735	11,373
VAT and other tax payables		5,510	5,838
Short-term rental payable		2,750	87,097
Loan from former employees		2,000	10,803
Payable for IT support service fee		—	47,032
Others		12,382	13,094
Total		506,733	475,553

(a)	Recharge card is the amount that customers paid in advance without designated enrollment contract for IT-focused supplementary STEM education training courses.

(b)	Exclude the retrenchment fee and penalty for those employees who were retrenched from January to June 2025.

9	INCOME TAXES

For the six months ended June 30, 2024 and 2025, the Company had income tax expenses for the continuing operations of RMB 21,544 and RMB 270, respectively.

Income tax expense consists of the following:

	For the Six Months Ended
	June 30,
	2024	2025
	RMB	RMB
Current income tax expense	1,021	270
Deferred income tax expense	20,523	—
Total	21,544	270

Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2024 and 2025, the Company had no unrecognized tax benefits.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

10	RELATED PARTY TRANSACTIONS

The following is a list of related parties from continuing operations which the Company had major transactions with during the six months ended June 30, 2025:

(1)	Ms. Han Lijuan, a sister of Mr. Han.

(2)	Dock Software Technology (Beijing) Co., Ltd or “Dock Software”, a company controlled by Mr. Han’s sister.

(3)	Tarena Weishang Technology (Hainan) Co., Ltd., or “Tarena Weishang”, a company controlled by Mr. Han’s sister.

(4)	Tarena Software Technology (Hangzhou) Co., Ltd., or “Tarena Hangzhou”, a subsidiary of Tarena Weishang Technology (Hainan) Co., Ltd.

(5)	Tarena Technologies Inc., or “Tarena Tech”, a subsidiary of Tarena Weishang Technology (Hainan) Co., Ltd.

Related party transactions

On December 24, 2023, the Company entered into an equity transfer agreement to dispose of our equity interests in the professional education business to a buyer consortium led by Tarena Weishang. The net transfer consideration, based on third party independent appraiser, for the Disposal amounted to RMB1 and RMB1 in exchange of the equity interest of Tarena Tech and Tarena Hangzhou in cash, respectively. Upon consummation of the divestiture of the professional education business, the Company has no ownership interest in professional education business. The Company deconsolidated the financial statements of professional education business from its condensed consolidated financial statements since March 31, 2024. The difference between consideration received over the carrying amount of the net liability of professional education business disposed were recorded in additional paid - in capital.

During the year ended December 31, 2024, the Company provided new loans totaling RMB 33,383 to its related parties, Tarena Tech and Tarena Hangzhou. The repayment and settlement of these loans occurred as follows: In August 2024, Tarena Tech repaid RMB 7,000 in cash to the Company. Subsequently, in December 2024, the remaining loan receivable from Tarena Tech was transferred to Tarena Hangzhou, consolidating the total debt obligation under Tarena Hangzhou. Also in December, the Company entered into an agreement to purchase a building from Tarena Hangzhou for approximately RMB 21,591. The parties agreed to offset the purchase price against an equivalent portion (RMB 21,591) of the outstanding loans due from Tarena Hangzhou. The remaining loan balance of RMB 4,792 was settled in cash by Tarena Hangzhou by the end of December 2024.

To facilitate resources mainly including HR and IT staff sharing between the Company and Tarena Tech, both parties provided centralized and professional supporting services to each other. After divestiture, the Company provided service to Tarena Tech in the amount of RMB 3,338 while Tarena Technologies provided service to the Company in the amount of RMB 10,942 for the year end December 31, 2024. The net amount due from Tarena Tech for professional supporting services was nil as of December 31, 2024.

Starting from 2025, Tarena Hangzhou and Tarena Tech are no longer subsidiaries of Tarena Weishang Technology (Hainan) Co., Ltd. and thus cease to be related parties of the Company.

Dock Software provided a loan of RMB1,000 to the company in 2024, and did not conduct any transactions with the company during the six-month period ended on June 30, 2025.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

11	GENERAL AND ADMINISTRATIVE EXPENSES

		For the Six Months Ended
		June 30,
		2024	2025
		RMB	RMB
Personnel Cost and Welfare		101,333	1,998
Professional Expenses		12,646	8,958
Rental Charge		10,193	3,868
Depreciation Cost and Office Expense		7,866	738
Cash Collection Charges		2,772	29
Miscellaneous Expense		1,442	753
Transportation & Travelling		1,284	4
Credit loss		110	12,398
Others		10,030	2,209
Non-operating income		(3,576)	(714)
Extraordinary loss	(a)	—	24,038
Total		144,100	54,279

(a)	As of June 30, 2025, the Company was unable to obtain bank reconciliation statements for an aggregate amount of RMB 24 million held in bank accounts of certain subsidiaries. The primary reasons are as follows: (1) Due to business adjustments initiated by the Company since January 2025, changes occurred in relevant financial personnel, and the transfer of certain bank U-tokens has not yet been completed. The Company is actively verifying and facilitating the handover of relevant account materials; (2) The replacement of bank statements was not completed by June 30, 2025, as some required seals were temporarily unavailable. In light of the current circumstances, the Company has prudently recognized an appropriate impairment loss on these bank deposits.

12	SHARE BASED COMPENSATION

The following table summarizes the share-based compensation expense, by type of awards:

	For the Six Months Ended
	June 30,
	2024	2025
Employee stock options	221	43
Restricted share units grants	382	231
Total share-based compensation expense	603	274

The following table summarizes the share-based compensation by line items:

	For the Six Months Ended
	June 30,
	2024	2025
Cost of revenues	12	2
General and administrative expenses	590	272
Selling and marketing expenses	1	—
Research and development expenses	—	—
Total share-based compensation expense	603	274

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

13	(LOSS) EARNINGS PER SHARE

Basic and diluted (loss) earnings per share is calculated as follows:

	For the Six Months Ended
	June 30,
	2024	2025
	RMB	RMB
Numerator:
Net loss from discontinued operation	(51,673)	—
Denominator:
Denominator for basic and diluted loss per share:
Weighted average number of Class A and Class B ordinary shares outstanding-basic	50,181,969	107,418,503
Weighted average number of Class A and Class B ordinary shares outstanding-diluted	50,181,969	108,705,638
Basic loss from discontinued operation per ADS*	(5.15)	—
Diluted loss from discontinued operation per ADS*	(5.15)	—
Numerator:
Net (loss)/income from continuing operations attributable to ordinary shareholder	(62,880)	10,819
Denominator:
Denominator for basic and diluted (loss) earnings per share:
Weighted average number of Class A and Class B ordinary shares outstanding-basic	50,181,969	107,418,503
Weighted average number of Class A and Class B ordinary shares outstanding-diluted	50,181,969	108,705,638
Basic (loss) earnings from continuing operations per ADS*	(6.27)	0.50
Diluted (loss) earnings from continuing operations per ADS*	(6.27)	0.50

*	The Company applied the ratio of American depositary shares (“ADSs”) to Class A ordinary shares (the “ADS Ratio”) as one ADS representing five Class A ordinary shares.

14	COMMITMENTS AND CONTINGENCIES

Capital commitment.

As of June 30, 2025, the Group had no significant outstanding capital commitments.

Contingencies

The Company and certain of its current and former officers and directors have been named as defendants in a putative securities class action captioned Yili Qiu v. TCTM, Inc. et al., (Case No. 1:21-cv-03502) filed on June 22, 2021 in the U.S. District Court for the Eastern District of New York. The complaint asserts that defendants made false or misleading statements in certain SEC filings between August 16, 2016 and November 1, 2019 related to the Company’s business and operating results in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. After years of communication and coordination, plaintiff and the company reached an agreement in principle to settle all claims. On September 5, 2023, the Court granted preliminary approval for the TCTM settlement agreement. On July 31, 2024, the court issued an order directing plaintiffs to submit a final accounting of the class members that submitted valid claims under the settlement agreement. On September 9, 2024, the Judge filed a memorandum and order approving the settlement agreement, and certifying the Settlement Class. On September 20, 2024, the plaintiffs filed motion for approval of the Proposed Order for Distribution Settlement Distribution of Class Action Settlement Funds. On September 23, 2024, the court filed its judgment in the case. This case is now closed.

Separately, following the Company’s decision to discontinue its STEM business in January 2025, a number of employees have initiated labor arbitration proceedings. As of the date of this report, these matters remain within the statutory limitation period. Because additional affected employees may file claims, and because some pending claims may be withdrawn prior to expiration of the limitation period, the ultimate number of arbitrations and the aggregate compensation the Company may be required to pay cannot presently be determined.

Except as described above, the Company is not a party to any material legal or administrative proceedings. From time to time, the Company is involved in various other legal and regulatory proceedings arising in the normal course of business. While the Company cannot predict the occurrence or outcome of these proceedings with certainty, it does not believe that an adverse result in any pending legal or regulatory proceeding, individually or in the aggregate, would be material to the Company’s consolidated financial condition or cash flows.

VISIONSYS AI INC. (FORMERLY KNOWN AS TCTM KIDS IT EDUCATION INC.)

AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

15	SUBSEQUENT EVENTS

Subsidiary Divestiture

On July 22, 2025, the Company entered into an agreement with First Winner Management Limited (a British Virgin Islands company) to sell 100% equity interests in its wholly-owned subsidiaries, Kids IT Education Inc. (incorporated in the Cayman Islands) and Tarena Hong Kong Limited (incorporated in Hong Kong, China), for US$1. The transaction was approved at the Extraordinary General Meeting of Shareholders on August 25, 2025.

External Financing

On April 1, 2025, the Company entered into an agreement with investors to issue 25,000,000 Class A ordinary shares, raising US$2,000,000 at a per-share price of US$0.08 (converted based on the closing price of the Company’s ADSs on March 31, 2025); on the same day, the Company entered into an agreement with Jeethen International Co., Limited to acquire its core brain-computer interface algorithms and software-hardware systems (valued at US$10,850,000) in exchange for 135,625,000 Class A ordinary shares (at US$0.08 per share).

On July 25, 2025, the Company issued 7,874,015 units, with each unit consisting of 1 Class A ordinary share and 1 warrant to purchase one Class A ordinary share, to certain non-U.S. investors pursuant to the exemption from registration under Regulation S of the Securities Act, at a per unit price of US$0.254 (converted based on the closing price of ADSs on July 25, 2025), raising approximately US$2,000,000 (for working capital). The warrants have an initial exercise price of US$0.6, a 5-year term, allowing for cashless exercise after 6 months from issuance if there is no effective registration statement for the resale of the warrant shares, and includes customary anti-dilution provisions for dividends, reverse share splits, or other similar transactions.

Equity Incentive Plan

On August 4, 2025, the Company announced its plan to launch the 2025 Equity Incentive Plan, reserving 34,430,300 Class A ordinary shares to attract and retain key talents, with grantees including employees, directors, and consultants; the plan was approved at the Extraordinary General Meeting of Shareholders on August 25, 2025.

Company Name Change

On August 4, 2025, the Company announced its plan to change its name from “TCTM Kids IT Education Inc.” to “VisionSys AI Inc.” to align with its AI healthcare business transformation strategy.